Entourage Mining Ltd.
A Metal Exploration Company
Suite 614-475 Howe Street, Vancouver BC V6C2B3
OTCBB: ET GMF

Entourage Mining Commences Saskatchewan Uranium Drill Program

March 21, 2006-Vancouver, Canada: Entourage Mining Ltd. (the “Company” or “Entourage”) (OTCBB: ETGMF) is pleased to announce that the Company, in conjunction with United Carina Resources Corp as operator, has commenced a 10-drill hole program on its 50% joint venture “Hatchet Lake” uranium prospect situated on the eastern edge of the Athabasca Basin in north central Saskatchewan. The Company anticipates that the holes will be drilled to a minimum depth of 100 meters using NQ size core.

The Hatchet Lake uranium prospect consists of 16,990 hectares (41,864 acres) of contiguous claims that have been subject to previous exploration for uranium. The properties are located approximately 18 miles north and northeast of Rabbit Lake, McLean Lake, Collins Bay and Eagle Point uranium deposits. Previous work on the claims have yielded surface showings of 0.3 per cent to 1.4 per cent U3O8.

In the summer of 2005, encouraging results were obtained south of Hatchet Lake in an area west of Turkey Lake. Sandstone boulders were found exhibiting alteration features and geochemistry common to all the unconformity-related deposits in the eastern Athabasca basin. Line cutting and ground geo-physics were completed on the claim blocks in January of 2006.

Immediately up-ice from the site and within the overall geo-chemical anomaly are two untested geophysical conductors. These conductors occur 10 kilometers along strike of Areva's Moonlight zone, which has intersections up to 1.76 per cent U3O8 over 1.5 meters. These two conductors are targets to be tested in Phase One of the drill program. Sandstone thickness in the area of the conductors is estimated to be 50 meters.

The qualified person, as that term is defined in National Instrument 43-101, on this project is Mr. Daniel Studer, P. Geo., of Saskatoon, Saskatchewan.

Entourage has the right to earn 50% of the Hatchet Lake claims from United Carina Resources Corp. (TSXV: UCA)

Entourage Mining Ltd.
“Gregory Kennedy”
President

Forward Looking Statement

Except for historical information contained herein, the statements in this Press Release may be forward looking statements. Forward-looking statements involve known and unknown risks and uncertainties, which may cause Entourage Mining Ltd.'s actual results in future periods to differ materially from forecasted results. These risks and uncertainties include, among other things, volatility of commodity prices, product demand, market competition, and risks inherent in Entourage Mining Ltd.'s operations. These and other risks are described in the Company's Annual Report on Form 20-F and other filings with the Securities and Exchange Commission.

For further information contact:
Craig Doctor (604-278-4656) or visit the Company website at www.entouragemining.com

Telephone: 604-669-4367	Cell: 250-216-2299	Facsimile: 604-669-4368
Email: info@entouragemining.com